                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*


                         INTERPLAY ENTERTAINMENT CORP.

                               (Name of Issuer)


                    Common Stock, par value $.001 per share

                        (Title of Class of Securities)


                                   460615107

                                (CUSIP Number)


                             Titus Interactive SA
                        c/o Titus Software Corporation
                             20432 Corisco Street
                         Chatsworth, California  91311
                     Attention: Mr. Herve Caen, President
                                (818) 709-3692

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 July 20, 1999

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(d) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act
       ---
but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 460615107
-----------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Titus Interactive SA
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            WC,BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               16,591,787, subject to adjustment; see Item 5
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               16,591,787, subject to adjustment; see Item 5
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

            16,591,787, subject to adjustment; see Item 5
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            57.2%, subject to adjustment; see Item 5
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Interplay Entertainment Corp., a Delaware corporation
      ------------
(the "Issuer").  The principal executive offices of the Issuer are located at
      ------
16815 Von Karman Avenue, Irvine, California 92606.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of Titus Interactive SA, a French corporation (the "Reporting Person"). The Reporting Person's principal business
                  ----------------
is developing and publishing games for personal computers and video game console systems. The address of the Reporting Person's principal business and principal office is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France.

      The names and business addresses of each director and executive officer of the Reporting Person is set forth below. The business address of each of the individuals named below is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France. Each of the individuals named below is a French citizen.


Name                        Title
----                        -----

Herve Caen                  President and Chairman of the Board of Directors

Eric Caen                   Vice President and Director

Michel Henri Vulpillat      Director

Andree Caen                 Director

Leon Aaron Ben Yaya         Director

     The principal occupation or employment of each of the aforementioned persons, except for Michel Henri Vulpillat, is his or her position of director and/or executive officer of the Reporting Person, as described above. Michel Henri Vulpillat's principal occupation or employment is serving as the sole owner and President of Edge Consulting, a company whose principal business is general business consulting and whose address is 27846 Palos Verdes Drive East, Rancho Palos Verdes, California 90275.

     During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person has been convicted in a criminal proceeding, nor were any of the foregoing a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of the consideration for the consummated purchases reported hereon was the working capital of the Reporting Person, and funds borrowed from the Reporting Person's lenders. The amount of funds used or to be used by the Reporting Person is described in Item 4.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The Reporting Person has acquired the shares of Common Stock of the Issuer for investment purposes and for the purposes described below.

     On February 24, 1999, the Reporting Person acquired 21,800 shares of Common Stock through open-market purchases on NASDAQ-NMS. The price per share for such shares was equal to $2.006.

     On March 18, 1999, the Reporting Person consummated the transactions contemplated by the Stock Purchase Agreement dated March 18, 1999, by and among the Issuer, the Reporting Person and Brian Fargo

("Fargo"), an individual, and the Chief Executive Officer and Chairman of the
  -----
Board of the Issuer. Such Stock Purchase Agreement, as amended by the Letter Agreement (as defined below), shall be referred to herein as the "Initial
                                                                  -------
Purchase Agreement." Pursuant to the Initial Purchase Agreement, the Reporting
------------------
Person agreed to purchase up to 5,000,000 shares of Common Stock. A total of 2,500,000 shares of Common Stock were received by the Reporting Person at the closing under the Purchase Agreement on March 18, 1999. Pursuant to the Initial Purchase Agreement, on June 30, 1999 an additional 1,161,771 shares of Common Stock were issued to the Reporting Person. The aggregate purchase price paid to the Issuer consisted of a cash payment of $10,000,000. Up to an additional 1,338,229 shares of Common Stock may be acquired by the Reporting Person pursuant to the Initial Purchase Agreement without additional payment, pursuant to an adjustment mechanism described in Item 5.

     As a condition to the closing of the transactions contemplated by the Initial Purchase Agreement, the Reporting Person entered into an agreement with Universal Studios, Inc. ("Universal") and the Issuer, dated March 18, 1999,
                          ---------
giving the Reporting Person the option (the "Option") to purchase all (but not
                                             ------
less than all) shares of Common Stock held by Universal at a price per share equal to the higher of (i) the average of the closing price of the Common Stock as reported on the NASDAQ-NMS for the ten (10) trading days preceding the date of the first public announcement of the closing of the purchase of the Common Stock by the Reporting Person pursuant to the Purchase Agreement (equal to $2.43 per share) or (ii) if during the term of the Option, the Reporting Person or an affiliate of the Reporting Person initiates a tender offer for the Common Stock or otherwise executes an agreement for the merger, consolidation or acquisition of all or substantially all of the issued and outstanding shares of Common Stock, or all or substantially all of the assets of the Issuer ("Merger
                                                                 ------
Agreement"), the price paid to the Issuer's public shareholders pursuant to such
---------
tender offer or Merger Agreement. On March 18, 1999, in consideration of Universal's grant of the Option, the Reporting Person paid Universal $500,000 cash, which would be applied to the exercise price in the event the Reporting Person exercised the Option. The Option shall be exercisable at any time between the closing and the date which is 180 days thereafter. At the closing, Universal holds 4,658,216 shares of Common Stock.

     Pursuant to Section 4.4 of the Initial Purchase Agreement, each of the Issuer and the Reporting Person have agreed that, except as otherwise provided in the or contemplated by the Initial Purchase Agreement, including the exercise of the Option as described above, between March 18, 1999 and December 31, 1999, neither party, nor any of its majority-owned subsidiaries will, without the prior written consent of the other party: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the other party or any subsidiary thereof, or of any successor to or person or entity in control of the other party, or any assets of the other party or any subsidiary or division thereof or of any such successor or controlling person or entity; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the other party; or (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, restructuring, liquidation or other extraordinary transaction involving the other party or its securities or assets; provided, however, the
                                                       --------  -------
foregoing restrictions shall not preclude the Reporting Person from (A) acquiring the shares of Common Stock contemplated by the Initial Purchase Agreement or the Option, (B) pursuing and consummating a Permitted Transaction (as defined below), (C) filing a Schedule 13D in connection with the transactions contemplated by the Initial Purchase Agreement, (D) voting its shares of Common Stock within its discretion on any matter submitted for a vote or consent of the Issuer's stockholders, or (E) taking any other action contemplated by the Initial Purchase Agreement; provided, further, that the
                                                --------  -------
restrictions on the Reporting Person in Section 4.4 shall lapse automatically to the extent any person other than the Reporting Person takes any action with respect to the matters described in clauses (ii) and (iii) above.

     Pursuant to Section 8.17 of the Initial Purchase Agreement, if a Permitted Transaction is not consummated prior to the earlier to occur of (i) August 31, 1999, and (ii) the consummation of a Permitted Transaction or a definitive agreement with respect to a Permitted Transaction (the "Restricted Period"), and
                                                        -----------------
the Issuer enters into a transaction for the acquisition of the Issuer by merger or otherwise on or prior to September 30, 1999, then the Issuer shall pay to the Reporting Person, upon consummation of such transaction, in immediately available funds a breakup fee in an amount equal to three percent (3%) of the Enterprise Value of all such transactions. "Enterprise Value" for any transaction shall mean the sum of (i) all consideration received or deemed received by the Issuer or the selling shareholder or shareholders of the Issuer in connection with such transaction, including without limitation all consideration for covenants not to compete, employment agreements, and consulting agreements, plus (ii) the principal amount of all indebtedness for borrowed money outstanding as of the closing of such transaction.

     Pursuant to Section 8.6 of the Initial Purchase Agreement, during the Restricted Period, the Reporting Person has the right to cause up to two officers or other representatives of the Reporting Person (the "Designees") to
                                                                ---------
attend as observers all meetings of the Issuer's board of directors and all meetings of committees of the Issuer's board. The Reporting Person and the Designees shall also receive during the Restricted Period copies of all minutes of board and committee meetings and other proceedings, all board and other committee actions by written consents without a meeting, and all minutes and written consents relating to action taken by the shareholders of the Issuer. At any time during the Restricted Period at the Reporting Person's election, the Issuer shall use its best efforts to cause one of the Designees to be elected to the Issuer's board. In such event, Fargo has agreed to vote all of shares of Common Stock owned by him in favor of the election of such Designee to the Issuer's board.

     On May 12, 1999, the Reporting Person, the Issuer and Fargo entered into a Letter of Intent (the "Letter Agreement"). The Letter Agreement is non-binding,
                       ----------------
except with respect to certain amendments to the Purchase Agreement and the payment by the Reporting Person of the Deposit in exchange for the Issuer's issuance of the Note (each as defined below).

     Pursuant to Section 1 of the Letter Agreement, the Issuer and the Reporting Person agreed that the Issuer and the Reporting Person would enter into an agreement whereby the Issuer would issue 6,250,000 shares of Common Stock to the Reporting Person at a price of $4.00 per share, for aggregate consideration of $25,000,000. Such agreement would be on substantially the same terms and conditions as the Purchase Agreement.

     Pursuant to Section 3 of the Letter Agreement, the Reporting Person and Fargo agreed that Fargo would enter into an agreement whereby Fargo would exchange 2,000,000 shares of Interplay Common Stock owned by him for shares of the Reporting Person's common stock at an exchange rate determined by dividing $10,000,000 (based upon a per share price for Fargo's shares of Common Stock of $5.00) by the average of the closing price per share of the Reporting Person's common stock for the ten (10) trading days ended the date before the date of the Letter Agreement.

     Pursuant to Section 4 of the Letter Agreement, unless otherwise mutually agreed by the Issuer, Fargo and the Reporting Person, Fargo would be the Chief Executive Officer of the Issuer, and Herve Caen would be the President of the Issuer. Prior to the closing of the transactions contemplated by the Letter Agreement, the parties would agree on the relative roles and duties of Fargo and Herve Caen, it being understood and agreed that certain significant operating decisions would require the joint approval of Fargo and Herve Caen.

     Pursuant to Section 5 of the Letter Agreement, the Issuer, the Reporting Person and Fargo would enter into a Voting Agreement whereby after the additional closing, the Reporting Person and Fargo would each vote their shares to elect to the Issuer's board of directors (a) three (3) individuals nominated by Fargo, (b) three (3) individuals nominated by the Reporting Person and (c) two (2) individuals not affiliated with either the Issuer or the Reporting Person who are mutually agreed upon by the Issuer and the Reporting Person.

     On May 12, 1999, pursuant to Section 9 of the Letter Agreement, the Issuer issued to the Reporting Person a Convertible Promissory Note (the "Note") in the
                                                                   ----
principal amount of $5,000,000 (the "Deposit"). Unless earlier accelerated or
                                     -------
converted in accordance with the terms of the Note, the Deposit, along with interest of six percent (6%) per annum from the date of issuance, shall be due and payable in full on the earlier of (a) August 31, 1999 or (b) the date upon which the Issuer and the Reporting Person mutually agree not to consummate the transactions contemplated by the Letter Agreement (in any case, the "Maturity
                                                                     --------
Date").  The Deposit shall be used by the Issuer only for the purposes permitted
----
under the Initial Purchase Agreement. In the event the transactions contemplated by the Letter Agreement are not consummated on or before August 31, 1999 for any reason, then the Deposit, together with accrued interest, shall be refunded by the Issuer to the Reporting Person in full or, at the election of the Reporting Person, on or after the Maturity Date, may be converted into shares of Common Stock (the "Conversion Stock") at a price per share based upon
                             ----------------
the average of the closing price per share of the Issuer's Common Stock for the ten (10) trading days immediately preceding the effective date of registration of the Common Stock in accordance with the terms of the Purchase Agreement. In the event the transactions contemplated by the Letter Agreement are consummated on or before August 31, 1999, the Deposit, without interest, shall be credited against the purchase price paid by the Reporting Person for the Additional Purchase.

     On July 20, 1999, the Reporting Person entered into a Stock Purchase Agreement (the "Additional Purchase Agreement") by and among the Issuer, the
                -----------------------------
Reporting Person and Fargo. Pursuant to the Additional Purchase Agreement, the Reporting Person agreed to purchase up to 6,250,000 shares of Common Stock.

     Pursuant to Section 13.1 of the Additional Purchase Agreement, during the Restricted Period (defined below), the Reporting Person has the right of first refusal to purchase all (or part) of the equity securities that the Issuer may propose to sell and issue from time to time, other than (i) any shares of Common Stock issued in accordance with the stock option plans and warrants currently reserved for issuance to employees, directors and advisors of the Issuer, (ii) shares of Common Stock issued as consideration to third parties for product development services or publishing or distribution rights, not to exceed 500,000 shares, (iii) shares of Common Stock issued in connection with any stock split, stock dividend or reverse stock split, and (iv) shares of Common Stock issued in connection with acquisitions of other entities by way of merger, share exchange, sale of assets or otherwise.

     Pursuant to Section 8.5 of the Additional Purchase Agreement, during the period between July 20, 1999 and the earlier of the closing of the transactions contemplated by the Additional Purchase Agreement (the "Additional Closing") or
                                                        ---------- -------
the termination of the Additional Purchase Agreement, the Issuer will not, directly or indirectly, through any officer, director, employee, agent, 5% stockholder, partner or otherwise, solicit or initiate, or participate in discussions or negotiations with, or encourage the submission of bids, offers or proposals by (or commence negotiations with or provide any information to), any person or entity with respect to an acquisition of the Issuer, its business or assets, or any interest therein, other than the Reporting Person. Notwithstanding the foregoing, the Issuer may entertain a written unsolicited bid or proposal from, and provide non-public information to, any party who delivers such a written bid or proposal with respect to an acquisition of the Issuer, its business or assets, but only if and so long as the Issuer's board of directors determines in good faith by a majority vote (with the written concurring and concurrent advice from outside legal counsel) that failing to entertain such written bid or proposal would constitute a breach of the fiduciary duties of the Issuer's board of directors under applicable law. Furthermore, pursuant to Section 8.6 of the Additional Purchase Agreement, during the Restricted Period, Fargo will not sell, assign, pledge, mortgage or otherwise dispose of or transfer his Common Stock, or any other securities of the Issuer, whether now owned or hereafter acquired, or agree to do any of the foregoing, except to the Reporting Person.

     Pursuant to Section 2 of the Additional Purchase Agreement, the Reporting Person has agreed to loan to the Issuer an amount to be mutually agreed upon by the Issuer and the Reporting Person, which loan will be evidenced by a convertible promissory note (the "Additional Note") to be issued by the Issuer
                                  ---------------
in favor of the Reporting Person.

     In connection with the Additional Purchase Agreement, the Reporting Person agreed to enter into additional agreements with the Issuer and Fargo, the Reporting Person agreed to enter into an Exchange Agreement (the "Exchange
                                                                  --------
Agreement") with Fargo whereby Fargo will exchange 2,000,000 shares of Interplay
---------
Common Stock owned by him (the "Fargo Shares") for 96,666 shares of the
                                ------------
Reporting Person's Common Stock (the "Exchanged Shares"), based upon a valuation
                                      ----------------
of the Interplay Common Stock of $4.00 per share and a valuation of the Reporting Person's Common Stock of $82.76 per share. In order for the Reporting Person to issue its Common Stock, certain conditions under French law must be satisfied, including the appointment by a French court of an independent auditor, the issuance by such auditor of a report with respect to the adequacy of consideration received by the Reporting Person for the shares issued, and due approval by the shareholders of the Reporting Person of the issuance of the Reporting Person's Common Stock. Pursuant to Section 4.2 of the Exchange Agreement, if these conditions have not been satisfied at the time of the Additional Closing, Fargo and the Reporting Person shall enter into an "Interim Closing" whereby Fargo shall deliver (i) to the Reporting Person an irrevocable proxy granting the Reporting Person the right to vote the Fargo Shares and (ii) to an escrow agent mutually agreed upon by Fargo and the Reporting Person the Fargo Shares pursuant to an escrow agreement. Upon the consummation of the Interim Closing, the Reporting Person shall be deemed to be the beneficial owner of the Fargo Shares. If the conditions described above have not been satisfied on or prior to December 31, 1999, then the escrow agent shall on the first business day thereafter return to Fargo the Fargo Shares and the Exchange Agreement shall be null and void unless otherwise agreed by Fargo and the Reporting Person.

     In connection with the Additional Purchase Agreement, the Reporting Person also agreed to enter into a Stockholder Agreement (the "Stockholder Agreement")
                                                        ---------------------
with the Issuer and Fargo, which shall be in effect (except as provided in Section 2.1 of such agreement, as described below) until the Reporting Person holds less than 50% of the fully-diluted common stock of the Issuer. The Stockholder Agreement includes, among other provisions:

          (a) pursuant to Section 2.1 of the Stockholder Agreement, an agreement by the Reporting Person and Fargo that, until the earliest to occur of (i) the termination of Fargo's employment for Cause or Fargo's resignation for other than Good Reason, (ii) the termination of Herve Caen's employment other than for

Cause or Caen's resignation for Good Reason, or (iii) the date that Fargo ceases to hold at least 2,000,000 shares of Interplay Common Stock, each of the Reporting Person and Fargo shall vote their shares of Interplay Common Stock to elect to the Issuer's board of directors (x) two (2) individuals nominated by Fargo, (y) two (2) individuals nominated by the Reporting Person and (z) two (2) individuals mutually agreed upon by Fargo and the Reporting Person;

          (b) pursuant to Section 3.4 of the Stockholder Agreement, a right of first refusal in favor of the Company, if the proposed transferor is the Reporting Person, and the Reporting Person, if the proposed transferor is Fargo, in the event that either Fargo or the Reporting Person intends to transfer all or a portion of its Interplay Common Stock (with certain exceptions from such rights of first refusal, including "de minimis" transfers of shares by Fargo or transfers by Titus to an affiliate);

          (c) pursuant to Section 3.6 of the Stockholder Agreement, from the Additional Closing through the earlier of the termination of Section 2.1 of the Stockholder Agreement or the termination of the Stockholder Agreement in accordance with its terms, neither Fargo nor the Reporting Person, nor any of the Reporting Person's majority-owned subsidiaries will, without the prior written consent of the other party: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Issuer or the Reporting Person, or any material amount of the assets of the Issuer, or any material amount of the assets of the Issuer or the Reporting Person, as the case may be, or any subsidiary or division thereof outside the ordinary course of business; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Issuer or the Reporting Person, as the case may be, for the purpose of changing or influencing the control of the Issuer or the Reporting Person, as the case may be; or (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, restructuring, liquidation or other extraordinary transaction involving the Issuer or the Reporting Person, as the case may be, or its securities or assets; provided, however, the foregoing restrictions shall
                          --------  -------
not (x) preclude the Reporting Person from (A) acquiring the securities contemplated by Article IV of the Stockholder Agreement and the shares of Interplay Common Stock of the Additional Purchase Agreement and the transactions contemplated hereby and thereby, including without limitation the transactions contemplated by the Initial Purchase Agreement and the Universal Agreement (each as defined in the Additional Purchase Agreement), (B) filing a Schedule 13D in connection with the transactions contemplated by the Additional Purchase Agreement or the Exchange Agreement, (C) voting its shares of Interplay Common Stock within its discretion on any matter submitted for a vote or consent of the Issuer's stockholders, (D) taking any other action contemplated by the Additional Purchase Agreement, or (E) purchasing shares of Interplay capital stock pursuant to open-market transactions on a national securities exchange or in the over-the-counter market; provided, further, that the restrictions on the
                                --------  -------
Reporting Person in Section 3.6 of the Stockholder Agreement shall lapse automatically to the extent any person or entity other than the Reporting Person or an affiliate of the Reporting Person takes any action with respect to the matters described in clauses (ii) and (iii) above, or (y) preclude Fargo from
(A) acquiring the shares of the Reporting Person common stock pursuant to the Exchange Agreement or (B) filing this Amendment No. 2 to Schedule 13D;

          (d) pursuant to Section 4.1 of the Stockholder Agreement, if the Issuer proposes to issue, sell, or grant (collectively, an "issuance") any
                                                            --------
equity securities or any securities convertible into or exchangeable for equity securities (collectively, the "New Securities"), then the Issuer shall, no later
                               --------------
than ten (10) business days prior to the consummation of such issuance, give written notice to each of Fargo and the Reporting Person of such issuance (the

"Notice of Issuance").  Such Notice of Issuance shall describe such issuance,
-------------------
and contain an offer to each of Fargo and the Reporting Person (each, a

"stockholder") to sell to such stockholder, at the same price and for the same
------------
consideration to be paid by the proposed purchasers, such stockholder's pro rata portion (which shall be a percentage, determined immediately prior to such issuance, equal to the percentage of the fully-diluted common stock of the Issuer held by such stockholder). Subject to the foregoing, if common stock is being issued with other securities as a unit, each stockholder who desires to accept such offer must purchase such unit in order for such acceptance to be valid. If any such stockholder fails to accept such offer by written notice within ten (10) business days after its receipt of the Notice of Issuance, the Issuer shall proceed with such issuance, free of any right on the part of such stockholder under Section 4.1 of the Stockholder Agreement in respect thereof. Any issuance of New Securities more than forty-five (45) days after the expiration of such ten business day period, or to a different issuee, or on terms and conditions less favorable to the Issuer in any material respect than those described in the notice to the stockholders, shall be subject to a new notice to and new purchase rights by the stockholders under Section 4.1 of the Stockholder Agreement. Section 4.1 shall not apply to the issuance of any

Excluded Securities.  For purposes of the Stockholder Agreement, "Excluded
                                                                  --------
Securities" shall mean: (i) issuances of securities which have been approved
----------
prior to the date hereof (including without limitation issuances under the Issuer's employee stock purchase plans described under Section 5.3 of the Additional Purchase Agreement), provided that such issuances are permitted under the Initial Purchase Agreement and the Additional Purchase Agreement (the

"Purchase Agreements"); (ii) issuances of securities which have been approved by
--------------------
the Issuer's board of directors and by the stockholders; (iii) New Securities distributed or set aside to all holders of Interplay common stock on a per share equivalent basis; (iv) issuances pursuant to the Purchase Agreements; and (v) issuances of New Securities upon the grant, exercise or conversion of (x) options or warrants to purchase shares of Interplay capital stock or (y) securities which are convertible into shares of Interplay capital stock ((x) and
(y) referred to collectively as "Convertible Securities"), in each case where
                                 ----------------------
such Convertible Securities have been granted or issued prior to the date hereof or have been granted or issued in accordance with the Stockholder Agreement;

          (e) pursuant to Section 4.2 of the Stockholder Agreement, in the event that the Issuer proposes to issue, sell or grant any Excluded Securities pursuant to clauses (i), (ii) and (v) in the preceding paragraph, the Issuer shall send a notice of such issuance to the Reporting Person in accordance with the provisions concerning a Notice of Issuance (an "Excluded Securities
                                                    -------------------
Notice").  Following receipt of an Excluded Securities Notice, the Reporting
------
Person shall have the option to purchase such number of Excluded Securities as are necessary for the Reporting Person to maintain its percentage ownership of the Issuer's fully diluted common stock at the same level as immediately prior to such issuance, at the price and on the other terms and conditions upon which such Excluded Securities are being issued, sold or granted (the "Excluded
                                                                 --------
Securities Option").  The Excluded Securities Option shall be exercisable by the
-----------------
Reporting Person no later than thirty (30) calendar days after the Reporting Person's receipt of an Excluded Securities Notice; provided, however, that in
                                                   --------  -------
the case of Excluded Securities which are Convertible Securities, the Reporting Person must exercise the Excluded Securities Option no later than thirty (30) calendar days after its receipt of notice from the Issuer of the exercise or conversion, as applicable, of such Excluded Securities;

          (f) pursuant to Section 5.1 of the Stockholder Agreement, neither Fargo nor the Reporting Person may transfer for value any Interplay capital stock held by it unless the terms and conditions of such transfer include an offer to the other stockholder to include in the transfer to the third party transferee an amount of Interplay capital stock held by such other stockholder (the "Tag-Along Stockholder"), which amount may not exceed the number of shares
      ---------------------
of Interplay capital stock derived by multiplying (i) the aggregate number of shares of Interplay capital stock covered by the offer by (ii) a fraction the numerator of which is the number of shares of Interplay capital stock owned by the Tag-Along Stockholder at the time of the transfer and the denominator of which is the total number of shares of Interplay capital stock held by Fargo and the Reporting Person at the time of the transfer;

          (g) pursuant to Section 6.1 of the Stockholder Agreement, the Issuer shall not, and shall not permit any subsidiary to, engage in any of the following actions or transactions, or enter into a contract or arrangement to engage in any of such actions or transactions, without the written consent or approval of Fargo and the Reporting Person:

              (i) Authorize or issue, or obligate itself to issue, any other equity security, including any indebtedness convertible into or exchangeable for shares of equity securities of the Company or issued with (i) shares of Interplay capital stock or (ii) warrants or other rights to purchase Interplay capital stock or any other equity security, without compliance with the provisions of Section 4.1 of the Stockholder Agreement;

              (ii) Effect any recapitalization, or any dissolution, liquidation, or winding up of the Company;

              (iii) Permit any subsidiary to issue or sell, or obligate itself to issue or sell, except to the Issuer or any wholly-owned subsidiary, any stock of such subsidiary, without first offering the Reporting Person the right to purchase such stock on the same terms and conditions as those offered to the Issuer by any third party;

              (iv) Amend its certificate of incorporation or amend or repeal its by-laws;

              (v) Increase the number of members of the Issuer's board of directors;

              (vi) Take any action that would constitute a bankruptcy or insolvency event for the Issuer or any subsidiary of the Issuer; or

              (vii) Guarantee or otherwise become contingently obligated for the payment of indebtedness of any person or entity (other than a wholly-owned subsidiary of the Issuer), where such obligation is not related to the Issuer's business.

     In connection with the Additional Purchase Agreement, the Issuer agreed to enter into employment agreements with each of Fargo and Herve Caen for a period of three years from the date of the Additional Closing. Fargo shall be employed as Chief Executive Officer and Chairman of the Board of the Issuer, and Herve' Caen shall be employed as President of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Including 4,658,216 shares of Common Stock subject to the Option, 6,250,000 shares of Common Stock to be purchased at the Additional Closing and 2,000,000 shares of Common Stock to be acquired pursuant to the Exchange Agreement, the Reporting Person currently beneficially owns up to 16,591,787 shares of Common Stock, or up to approximately 57.2% of the shares of Common Stock outstanding (based upon 22,770,712 shares of Common Stock issued and outstanding as of July 20, 1999 plus the shares to be purchased at the Additional Closing). The Reporting Person may be entitled to up to an additional 1,338,229 shares of Common Stock (the "Additional Shares") for no additional payment, pursuant to an
                   -----------------
adjustment mechanism for the price per share of the Common Stock acquired in the Initial Purchase Agreement, as set forth in Sections 3.3 through 3.5 of the Initial Purchase Agreement. The Reporting Person may be entitled to additional shares of Common Stock, if and when the Note is converted into Conversion Stock in accordance with its terms.

     The Additional Shares, if any, would be issued as follows: on June 30, 1999 (the "Interim Valuation Date"), the Reporting Person received an additional
      ----------------------
number of shares of Common Stock (the "Interim Additional Shares") equal to the
                                       -------------------------
difference, if any, between (i) the quotient of (a) $10,000,000 divided by (b) the price per share on the Interim Valuation Date, less (ii) the 2,500,000 shares of Common Stock issued at the closing (the "Initial Shares"); and on
                                                   --------------
August 20, 1999 (the "Final Valuation Date"), the Reporting Person would receive
                      --------------------
shares of Common Stock (the "Final Additional Shares") equal to the difference,
                             -----------------------
if any, between (i) the quotient of (a) $10,000,000 divided by (b) the price per share on the Final Valuation Date, less (ii) the Initial Shares. If the number of Interim Additional Shares is less than the number of Final Additional Shares, the Reporting Person shall receive the difference between the Final Additional Shares and the Interim Additional Shares; if the number of Interim Additional Shares is greater than the number of Final Additional Shares, the Reporting Person shall promptly return to the Issuer the Interim Additional Shares in exchange for the Final Additional Shares.

     Notwithstanding the foregoing, in no event shall the issuance of the Interim Additional Shares or the Final Additional Shares result in the Reporting Person purchasing a number of shares (including the Initial Shares) from the Issuer in excess of 19.99% of the issued and outstanding shares of Common Stock immediately prior to the issuance of the Initial Shares, unless such issuance has been approved by vote of the Issuer's stockholders in accordance with Delaware law prior to the date of such issuance. In addition, each of Fargo and Universal have granted an irrevocable proxy to the Reporting Person with respect to voting in favor of or consenting to the issuance of 20% or more of the issued and outstanding shares of Common Stock to the Reporting Person pursuant to the Purchase Agreement.

     In each of the calculations of the Interim Additional Shares and the Final Additional Shares, the number of shares to be issued to the Reporting Person is based upon the average closing price of the Common Stock on NASDAQ-NMS for the 10 trading days ending the day before the applicable valuation date; provided, that in the event the price per share of Common Stock as so calculated would be less than $2.00 per share, the price per share in any event shall be deemed to be $2.00; and in the event the price per share of Common Stock as so calculated would be more than $4.00 per share, the price per share in any event shall be deemed to be $4.00.

     In accordance with the provisions of the Initial Purchase Agreement, on the Interim Valuation Date the Reporting Person was issued an additional 1,661,771 shares of Common Stock.

     On February 24, 1999, the Reporting Person acquired 21,800 shares of Common Stock through open-market purchases on NASDAQ-NMS. The price per share for such shares was equal to $2.006.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 4 and 5 are incorporated herein by this reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
  No.                     Description of Exhibit
-------                   ----------------------
   99.1         Stock Purchase Agreement dated March 18, 1999 by and among the Issuer, the Reporting Person and
                Fargo. (1)

   99.2         Letter Agreement dated March 18, 1999 by and among the Issuer, the Reporting Person and
                Universal. (1)

   99.3         Irrevocable Proxy dated March 18, 1999 by Fargo to the Reporting Person. (1)

   99.4         Irrevocable Proxy dated March 18, 1999 by Universal to the Reporting Person. (1)

   99.5         Letter of Intent dated May 12, 1999 by and among the Issuer, the Reporting Person and Fargo. (2)

   99.6         Convertible Promissory Note dated May 12, 1999 issued by Fargo to the Reporting Person. (2)

   99.7         Stock Purchase Agreement dated July 20, 1999 by and among the Issuer, the Reporting Person and Fargo.

   99.8         Form of Stockholder Agreement by and among the Issuer, the Reporting Person and Fargo.

   99.9         Exchange Agreement dated July 20, 1999 by and among the Reporting Person, Fargo, Herve Caen and
                Eric Caen.

(1) Previously filed as an exhibit to the Schedule 13D filed on March 29, 1999 (File No. 005-54323), which exhibit is incorporated herein by this reference.

(2) Previously filed as an exhibit to the Schedule 13D/A filed on May 24, 1999 (File No. 005-54323), which exhibit is incorporated herein by this reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 29, 1999

                         TITUS INTERACTIVE SA, a French corporation



                         By:  /s/Herve Caen
                             --------------------------------------------------
                              Herve Caen, President